Sanofi-aventis announces settlement of Average Wholesale Price

Civil Suits with the U.S. Department of Justice relating to Anzemet®

Paris, France, September 10, 2007 – Sanofi-aventis announced today a civil settlement with the U.S.
Department of Justice to resolve “Average Wholesale Price” (AWP) lawsuits under the federal False
Claims Act relating to Anzemet® involving one of its predecessor companies, Aventis Pharmaceuticals
Inc. (API).

The settlement relates to government claims that API artificially inflated the AWP for Anzemet®, which in turn increased the cost of government reimbursements for the drug. Anzemet® was introduced in
1997 and is provided to cancer patients to prevent nausea and vomiting that can accompany some types of chemotherapy. The settlement covers the time period of September 1, 1997 through June 30,
2004 – prior to the formation of sanofi-aventis. The Group has decided to resolve this legacy matter through this settlement, without admitting any wrongdoing.

The agreement calls for payment of a civil settlement of $182.82 million (plus interest) which includes
$172.6 million to the U.S. government to resolve all federal claims for civil damages and a $10.22 million “opt-in” fund for states desiring to resolve any alleged Medicaid overpayment claims for
Anzemet® relating to the same conduct. The total amount of the settlement is fully covered by existing reserves. The Group’s U.S. pharmaceutical subsidiary has also entered into a five-year Corporate
Integrity Agreement with the Office of the Inspector General of the Department of Health and Human
Services.

About sanofi-aventis

Sanofi-aventis is one of the world leaders in the pharmaceutical industry, ranking number one in
Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN)
and in New York (NYSE: SNY).